Exhibit 99.2

© 2019 AC Immune. Not to be used or reproduced without permission. Tau Morphomer TM Therapeutics and ACI - 35 A nti - pTau Therapeutic V accine Marie Kosco - Vilbois, Ph.D , CSO AC Immune Version Nov 4

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 2 Disclaimer This presentation may contain statements that constitute “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts ,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information ‒ Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward - looking statements are qualified in their entirety by this cautionary statement.

www.acimmune.com © 2019 AC Immune. Not to be used or reproduced without permission. ACI - 3024: Potential First in Class Small Molecule Tau Aggregation Inhibitor

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 4 Nucleus Nucleus Affected cell Healthy cell Recipient cell Misfolded proteins Normally folded proteins Reverse misfolding Promote disaggregation Prevent seeding Morphomer target Nucleus Morphomers TM address spreading hypothesis of misfolded Tau in neurodegenerative diseases Multiple points of potential intervention in the disease pathway Inhibit spreading ▪ Targeting both intracellular seeds and extracellular spreading would lead to control of Tau pathology progression ▪ Combined with our highly selective Tau imaging diagnostic, enables more precise patient characterization and potentially more precise prediction of AD 1 progression and successful clinical outcome (1) Alzheimer’s disease

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 5 ▪ Conformation - specific, non - peptidic , small molecules with drug like properties ▪ Protein propagation inhibitors ( Kroth et al . , 2012 ) ▪ Robust library contains > 7000 compounds with desirable properties including brain penetration ▪ Validated for selective binding to Abeta , Tau, alpha - synuclein and TDP - 43 ▪ Combination of library and medicinal chemistry program led to the discovery of ACI - 3024 Morphomer TM platform: discovery of ACI - 3024 Generation of conformation - specific small molecules

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 6 Summary of in vitro results ACI - 3024: l ead characterization Tau aggregation inhibition ▪ Potent reduction of Tau aggregation ▪ Effect independent of Tau and FTDP - 17 1 isoform mutants Target engagement ▪ Selective binding to aggregated Tau (25.1 nM ) ▪ No binding to monomeric forms of Tau ▪ Selective binding to AD 2 brain - derived pathological Tau (Ki 11.7nM) Cross - reactivity to Abeta and alpha - synuclein ▪ No binding to human brain - derived Abeta ▪ No binding to human brain - derived alpha - synuclein ▪ No binding to healthy brain tissue (1) Frontotemporal dementia with parkinsonism - 17; (2) Alzheimer’s disease

# ACI-3024: *in vitro* pharmacology

## Dose-dependent reduction of intracellular pathological Tau

**Intracellular Tau misfolding in *in vitro* differentiated neuroblastoma cells expressing Tau P301L**

| | Bright field | Misfolded Tau (MC-1) |
|---|---|---|
| Undifferentiated cells | | |
| Retinoic acid differentiated cells | | |



**Dose-dependent reduction of misfolded Tau**



% Reduction of MC1 area
80
60
40
20
0
62 nM
16 nM
4 nM
ACI-3024 (nM)

Mean + SEM

Ref.: Poli S, et al., CTAD 2018

- *In vitro* treatment with ACI-3024 led to a dose-dependent decrease of misfolded Tau at low nM concentrations

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# ACI-3024: target engagement and functional selectivity

**High resolution autoradiography on human AD[1] brain sections**



[3H]-ACI-3024
[3H]-ACI-3024
Cold ACI-3024

***Ex vivo* disaggregation on Tau NFT[2] on human AD brain sections**



% of ThS[3] Area fraction decrease vs DMSO
30
20
10
0
-10
NFTs
Plaques
ACI-3024
Mean + SEM

Ref.: Poli S, et al., ADPD 2019

- ACI-3024 specifically binds Tau NFTs and is able to disaggregate Tau NFTs from human AD brain sections even in presence of amyloid plaques

(1) Alzheimer's disease; (2) Neurofibrillary tangles; (3) Thioflavin S

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# ACI-3024: *in vivo* evaluation in rTg4510 mice

## Treatment study in aged transgenic mice

| | |
|---|---|
| **Tauopathy model** | ▪ rTg4510 Tauopathy mouse model expressing repressible (Tet promotor Tau on/off) human 4R0N Tau carrying the P301L mutation (SantaCruz, 2005) |
| **Protocol design** | ▪ Independent experiments with different sources of rTg4510 mouse colony<br>▪ 30mg/kg bi-daily (BID) dose randomized to vehicle starting at 5 months of age<br>▪ 10, 30 or 100 mg/kg BID dose randomized to vehicle starting at 5 months of age |
| **Treatment results** | ▪ Significant reduction in misfolded, hyper-phosphorylated and aggregated Tau at 30mg/kg; Proof of mechanism confirmed at 100 mg/kg BID in a follow up dose-response experiment |

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© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 10 Immunohistochemistry: analysis of misfolded Tau (MC1) in rTg4510 brain section Misfolded Tau levels in brain sections Representative staining (MC1 in red , DAPI in blue ) 50 µm Mean + SEM ANOVA * p< 0.05 ACI - 3024: decrease in misfolded Tau MC1 area fraction 0.00 0.01 0.02 0.03 0.04 Ref.: Poli S, et al., CTAD 2018 ▪ Treatment with ACI - 3024 significantly reduced misfolded Tau ▪ The decrease was proportional to the plasma exposure to ACI - 3024 Vehicle Vehicle - tTa ACI - 3024 50 µm 50 µm

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 11 Activation of microglial cells Inflammatory marker release from microglial cells Human AD - brain derived Tau activation of rat primary microglial cells ACI - 3024: e ffect on neuroinflammation Assessment of compound effect on Tau - induced microglial activation A D - b r a i n P H F P H F + A C I - 3 0 2 4 5 µ M M o n o m e r i c T a u M o n o m e r i c T a u + A C I - 3 0 2 4 5 µ M 0.00 0.05 0.10 0.15 0.20 0.25 C 1 q - O D 4 5 0 n m * A D - b r a i n P H F P H F + 3 0 2 4 2 . 5 µ M P H F + 3 0 2 4 5 µ M M o n o m e r i c T a u 0.00 0.02 0.04 0.06 C D 6 8 / I b a 1 ( % c o n f l u e n c e ) *** **** 0.00 0.02 0.04 0.06 CD68/lba1 (% confluence) 0.00 0.05 0.10 0.15 0.25 C1q – OD450nm 0.20 Ref.: Poli S, et a l., CTAD 2018 ▪ Treatment with ACI - 3024 significantly decreases microglial activation induced by human - derived Tau aggregates Mean + SEM ANOVA **** p< 0.0001 *** p< 0.001 * p< 0.05

# ACI-3024: summary of preclinical evaluation

## Nonclinical safety package for regulatory submission for first in human study

| | |
|---|---|
| ***In vitro* on- and off-target activity** | • Active and selective in multiple *in vitro* pharmacology assays<br>• Good selectivity as assessed on 138 targets (Cerep Bioprint profile) |
| ***In vivo* studies** | • *In vivo* study showed compound related treatment effects by biochemistry and immunohistochemistry (brain, CSF[1] and microglia) |
| **ADME[2]** | • Good *in vitro* and *in vivo* ADME properties, including low clearance, long half-life and good CNS[3] disposition as assessed by brain and CSF concentrations |
| ***In vitro* tox and drug-drug interaction** | • Low potential for drug-drug interaction *in vitro* ($EC_{50}$ on CYP > 25uM)<br>• No P-glycoprotein[4] interaction<br>• Negative in *in vitro* genotoxicity assays (AMES[5] and MNT[6]) and in the *in vivo* MLY[7] |
| **Toxicology in rodents and non rodents** | • In 4-week oral repeated-dose toxicity studies, NOAEL[8] established at 300 mg/kg in rodents and 450 mg/kg in non-rodents |
| **Safety pharmacology** | • ICH S7 safety pharmacology battery successfully completed: cardiovascular telemetry study in non rodent; respiratory and Irwin study in rodents |
| **Clinical trial** | • First-in-Human study initiated Q3 2019 |

(1) Cerebral spinal fluid; (2) Absorption, distribution, metabolism, and elimination; (3) Central nervous system; (4) Permeability-glycoprotein; (5) Bacterial mutagenesis and carcinogenesis test; (6) Micronucleus test in human cell lines; (7) *In vivo* mouse lymphoma; (8) No observed adverse event level

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ACI - 3024: First in Human study

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 14 Escalation scheme SAD 1 (ongoing) Cohort 2 Dose 2 Cohort 3 Dose 3 Cohort 4 Dose 4 Cohort 5 Dose 5 Cohort 1 Dose 1 Dosing Dose Escalation Meeting: evaluate safety, tolerability, pharmakinetic data (up to 48 hours post - dose) Q3 - Q4 2019 (1) Single ascending dose

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 15 Escalation scheme MAD 1 (next) MAD - HV1 2 Dose 1 MAD - HV2 Dose 2 MAD - HV3 Dose 3 MAD - HV4 Dose 4 Dosing Dose Escalation Meeting: evaluate safety, tolerability, pharmacokinetics data (steady state) Q1 2020 (1) Multiple ascending dose; (2) Healthy volunteer

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 16 ▪ The Morphomer TM platform has enabled identification of a new class of low molecular weight compounds, which specifically target misfolded and aggregated Tau 1 2 3 ▪ ACI - 3024 has shown excellent preclinical safety and tolerability profile and has entered clinical development as a first in class, Tau - specific disease - modifying small molecular weight compound for the treatment of neurodegenerative diseases characterized by misfolded Tau 4 ▪ ACI - 3024 has shown effects on Tau pathology and downstream neuroinflammation and neurodegeneration in an aggressive animal model of Tau pathology ▪ Through a thorough medicinal chemistry program, ACI - 3024 was identified as lead candidate with optimal drug like properties suitable for clinical development ACI - 3024: selective Tau aggregation inhibitor Summary

© 2019 AC Immune. Not to be used or reproduced without permission. ACI - 35 1st and 2nd Generation Anti - pTau Vaccines

# 1st generation vaccine: ACI-35 structure

Anti-pTau therapeutic vaccine



Peptide
Liposomal anchor (Palmitic chains)
Adjuvant (MPLA)
Liposomal bilayer (Cholesterol and phospholipids)

**ACI-35 is an active immunotherapeutic based on AC Immune's proprietary SupraAntigen™ technology**

- Peptide: Epitope Binding
  - Human phospho-Tau synthetic peptide T3 as antigen (Tau 393-408 (pS396/pS404))
- Linker: Conformation
  - Palmitic chains anchor peptides to generate desired conformation
- Adjuvant: Immunogenicity
  - Synthetic Monophosphoryl Lipid A (MPLA)

- Aim: to generate a T-cell independent anti-Tau antibody response

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# ACI-35: proof-of-concept

## Key preclinical results

### Immune response specific to phosphorylated Tau (pTau)

ACI-35 vaccinated mice – anti-pTau vs.Tau response after 5 immunizations



OD at 1/100 dilution
4
3
2
1
0
****
****
pTau protein
Tau protein
ACI-35 tg mice
ACI-35 wt mice
PBS tg mice

**** p<0.0001; ANOVA

### Improvement of behavior (hTauP301S mice)

15 rpm ACI-R-40 Rotarod 5M vehicle vs. ACI-35



latency to fall (s)
15
10
5
0
p=0.02
vehicle
ACI-35

- Specific antibody response to phosphorylated Tau; improvement of behavior observed

(1) tg, transgenic; (2) wt, wild type; (3) PBS, phosphate-buffered saline

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© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 20 ACI - 35: proof - of - concept * * PBS ACI - 35 AT - 100 Anti - pS396 * p <0.05 AC Immune, unpublished data Key preclinical results ▪ Specific antibody response to pathogenic Tau; Decrease of pT212/pS214 and pS396 Tau in the cortex

ACI - 35 Phase 1b study - overview of clinical d ata

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 22 Clinical study design ACI - 35 Phase 1 study in AD 1 Cohort 1 (Dose 1: ACI - 35 or placebo) Cohort 2 (Dose 2: ACI - 35 or placebo) Cohort 3 (Dose 2: ACI - 35 or placebo) Cohort 4 (Dose 3: ACI - 35 or placebo) Immunization with ACI - 35 ( n=4) (n=8) (n=4) (n=4) Cohort 5 (Dose 3: ACI - 35 or placebo) (n=4) ▪ Ratio of 3:1 active (ACI - 35) versus placebo per cohort ▪ Primary readouts: Safety , tolerability and induction of IgG titers against pTau in serum (1) Alzheimer’s disease

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 23 Responder analysis ( MSD 1 assay in serum) Immunogenicity results ▪ Essentially all actively treated patients were anti - pTau responders ▪ No anti - pTau response observed with placebo ▪ Early target - specific antibody response against pTau observed after the first injection in the vast majority of patients (1) Meso Scale Discovery technology

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 24 Safety results ▪ Injection site reactions and fatigue were the most common study adverse events ▪ Except for injection site reactions, no pattern of adverse events (AE) compared to placebo suggested a relationship to study medication ▪ Injection site reactions were generally mild and self - limiting, and more frequent at higher doses

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 25 ACI - 35: Phase 1b study in AD patients Key clinical observations ▪ Safe at all doses tested ▪ Early target - specific antibody response against pTau after the first injection in the vast majority of patients ▪ Study not powered to assess changes in clinical or cognitive parameters

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 26 2 nd generation vaccine: ACI - 35.030 structure Anti - pTau optimized therapeutic vaccine and ▪ Aim: An optimized liposomal vaccine comprising a tau peptide and a T cell epitope capable of binding to HLA - DR 1 molecules Adjuvant 1 Adjuvant 2 pTau peptide T cell epitope (1) Human leukocyte antigen - major histocompatibility complex, class II

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 27 pTau-specific IgG titers -14 8 22 36 50 64 78 92106120134148162176190 10 100 1000 10000 100000 1000000 Time (days) E n d p o i n t t i t e r ACI-35.030 ACI-35 ACI - 35.030: r ationale pTau - specific IgG titers in immunized rhesus monkeys Geometric mean of n=4 (ACI - 35) or n=6 (ACI - 35.030) monkeys ▪ Increased level of pTau - specific IgG titers induced by ACI - 35.030 as compared to ACI - 35 Vaccine administration

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 28 ACI - 35.030: r esults from rhesus immunization B inding to Tau from human AD 1 brain Healthy brain tissue AD Braak Stage V/VI ▪ Sera from rhesus monkeys immunized with ACI - 35.030 binds to pathological Tau in brain sections with AD as compared to healthy human brain tissue (1) Alzheimer’s disease

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 29 ACI - 35.030 non - clinical studies Key learnings ▪ Demonstrates an excellent nonclinical safety profile ▪ Produces an enhanced homogeneous antibody response with boosting effect ▪ No Tau - specific T - cell response observed

ACI - 35.030: Phase 1b/2a study

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 31 ACI - 35.030 Phase 1b/2a study in AD 1 ▪ A randomized, multicenter, double - blind, placebo - controlled clinical study ▪ Ratio of 3:1 active (ACI - 35.030) versus placebo per cohort ▪ Primary readouts: safety, tolerability and immunogenicity of different doses of ACI - 35.030 in treated AD patients ▪ First patient in: Q3 2019 (1) Alzheimer’s disease

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Lunch | November 2019 32 AC Immune: pioneers in anti - Abeta 1 and anti - Tau vaccines 2008 ACI - 24 - 0701 study Dose escalation in mild to moderate AD 2 2013 ACI - 35 - 1201 study Dose escalation and exploration of dose regimen in mild to moderate AD 2016 ACI - 24 - 1301 study Dose escalation in Down syndrome Phase 1/2 Phase 1 Phase 1b 2018 ACI - 24 - 1801 study Single dose, adaptive study design in mild AD 2019 ACI - 35 - 1802 study Evaluate different doses, regimens of Tau targeted vaccines Phase 2 Phase 1b/2a ACI - 35.030 clinical trial: first patient dosed Q3 2019 (1) ACI - 24; (2) Alzheimer’s disease